Exhibit 5.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We, KPMG LLP, consent to the use of our report dated February 20, 2019, on the consolidated financial statements of BELLUS Health Inc., which comprise the consolidated statements of financial position as at December 31, 2018 and December 31, 2017, the consolidated statements of loss and other comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, which is incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

September 3, 2019

Montréal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.